Exhibit 99.1

PRESS RELEASE

ERYTECH Secures €10 Million in Non-Dilutive Financing, Guaranteed by the French Government

◾	Approvals received from Bpifrance and Société Générale for a total of EUR 10 million in non-dilutive financing in the form of a State-Guaranteed Loan (PGE Loan)

◾	Proceeds expected to extend Company’s cash horizon to end of 2021

Lyon (France) and Cambridge, MA (U.S.), November 2, 2020 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, announced today that it has received financing approvals from Bpifrance and Société Générale for a total of €10 million in the form of State-Guaranteed Loans (Prêts Garantis par l’Etat, or PGE in France) in the context of the COVID-19 pandemic.

“We would like to thank the French Government and Bpifrance, as well as our banking partners at Société Générale, for their support in these unprecedented times, which provides additional resources to allow us to continue achieving our objectives. Over the recent months, we have strengthened our financial position by putting in place a convertible bond facility in France and an ‘At-The-Market’ equity facility in the United States, and now this state-guaranteed, non-dilutive loan. As we continue to advance our late-stage clinical development programs, the additional financing is expected to further extend our cash horizon beyond our next key data readout milestones,” said Eric Soyer, Chief Financial Officer & Chief Operating Officer of ERYTECH Pharma.

Each of Bpifrance and Société Générale will provide a loan of €5 million and the French government will guarantee 90% of the total amounts due. The loans will bear interest at fixed rates of 1.75% and 0.25% per annum respectively, with an initial term of one year. At the end of this initial term, the Company, at its option, may defer repayment of the principal amount over a five-year period.

The Company believes that the combination of its current cash and cash equivalents and this state-guaranteed loan will extend its cash horizon into Q3 2021, and taking into account the potential proceeds under the convertible bonds financing and the at-the-market equity program, until the end of 2021.

About ERYTECH and eryaspase

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cells’ altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of first-line triple-negative breast cancer. An investigator-sponsored Phase 2 study in acute lymphoblastic leukemia is ongoing in the Nordic countries of Europe.

ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its GMP manufacturing site in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes. For more information, please visit www.erytech.com

Forward-looking information

This press release contains forward-looking statements including but not limited to statements with respect to the clinical development plans of the Company’s product candidates and the Company’s anticipated cash runway to the end of 2021. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, actual results and timeline may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2019 Document d’Enregistrement Universel filed with the AMF on March 18, 2020, in the half-year report for the six-month period ended June 30, 2020 published on September 21, 2020 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2020 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law. In addition, the COVID-19 pandemic and the associated containment efforts have had a serious adverse impact on the economy, the severity and duration of which are uncertain. Government stabilization efforts will only partially mitigate the consequences. The extent and duration of the impact on the Company’s business and operations is highly uncertain, and that impact includes effects on its clinical trial operations and supply chain. Factors that will influence the impact on the Company’s business and operations include the duration and extent of the pandemic, the extent of imposed or recommended containment and mitigation measures, and the general economic consequences of the pandemic. The pandemic could have a material adverse impact on the Company’s business, operations and financial results for an extended period of time.

CONTACTS

ERYTECH Eric Soyer CFO & COO	LifeSci Advisors, LLC Investor Relations Corey Davis, Ph.D.	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@ERYTECH.com	+1 (212) 915 - 2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 ERYTECH@newcap.eu

2